Exhibit 3.01

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

Christine Koenemann and Richard Forsyth certify that:

1.                   They are the President and Secretary, respectively, of Westbridge Research Group, a Californiacorporation.

2.                   Article Three of the Articles of Incorporation of this corporation is amended to read as follows:

“THREE: (a) This corporation is authorized to issue two classes of shares, designated respectively, “Common Stock” and “Preferred Stock”. This corporation may issue 37,500,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. Immediately upon the effectiveness of this Amendment (“Effective Time”), each 833 shares of Common Stock issued and outstanding immediately prior to the filing of this Amendment, shall be combined and converted into 1 share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash for such fractional share at the rate of $1.93 per pre-split share.

(b) The Board of Directors may divide the Preferred Stock into any number of series. The Board of Directors shall fix the designation and number the shares of each such series. The Board of Directors may determine and alter the rights, preferences and privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock. The Board of Directors, within the limits and restrictions of any resolution adopted by it originally fixing the number of shares of any series, may increase or decrease the number of shares of any such series after the issuance of shares of that series, but not below the number of outstanding shares of such series.”

3.                   The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4.                   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of Common Stock of the corporation is 2,240,438. The number shares voting in favor of the amendment equaled or exceeded the vote required. The percentage of vote required was more than 50%. There are no shares of Preferred Stock issued and outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matter set forth in this certificate are true and correct of our own knowledge.

Dated: July 30, 2013

/s/ Christine Koenemann
Christine Koenemann, President

/s/ Richard Forsyth
Richard Forsyth, Secretary

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